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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update:_____
☐   Form C/A: Amendment to Offering Statement: _____
          ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer: Caribbean Smooth, LLC
Legal status of issuer:
        Form: Limited Liability Company
        Jurisdiction of Incorporation/Organization: Georgia
        Date of organization): 03-24-2014
Physical address of issuer: 2770 Lenox Road, Atlanta GA 30324
Website of issuer: www.ou-oui.com

Is there a co-issuer? ___ yes   X no. If yes,
Name of co-issuer: _____
Legal status of co-issuer:
        Form: _____
        Jurisdiction of Incorporation/Organization: _____
        Date of organization: _____
Physical address of co-issuer: _____
Website of co-issuer: _____

Name of intermediary through which the offering will be conducted: Wefunder Portal Offering
CIK number of intermediary: 0001670254
SEC file number of intermediary: 007-00033
CRD number, if applicable, of intermediary: 283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
7.5%

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No

Type of security offered: Convertible Note

Target number of securities to be offered: 50000
Price (or method for determining price): 1.00000
Target offering amount: 50000.00
Oversubscriptions accepted: ☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☒ Other – provide a description: As determined by the issuer
Maximum offering amount (if different from target offering amount): 250000.00
Deadline to reach the target offering amount: 03-18-2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 1

Total Assets:	Most recent fiscal year-end: $40,660	Prior fiscal year-end: $58,030
Cash & Cash Equivalents:	Most recent fiscal year-end: $2, 311	Prior fiscal year-end: $10,881
Accounts Receivable:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Short-term Debt:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Long-term Debt:	Most recent fiscal year-end:$198,008	Prior fiscal year-end: $214,511
Revenues/Sales	Most recent fiscal year-end:$15,206	Prior fiscal year-end: $33,744
Cost of Goods Sold:	Most recent fiscal year-end: $8,800	Prior fiscal year-end: $28,233
Taxes Paid:	Most recent fiscal year-end: $285	Prior fiscal year-end: $642
Net Income:	Most recent fiscal year-end: ($6,090)	Prior fiscal year-end: ($66,620)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MOMT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY GU PR VI

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). The term "issuer" includes any co-issuer jointly offering or selling securities with an issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.) This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in Regulation S-T (§ 232 et seq.).

III. Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a),(e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3. Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.


Caribbean Smooth, LLC
_____
(Issuer)
By

_____ Managing Member/CEO
(Signature and Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.


_____
(Signature)

Managing Member/CEO
_____
(Title)

4/29/2021
_____
(Date)


Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

OPTIONAL QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

 If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: Caribbean Smooth, LLC

ELIGIBILITY

2. ☐ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain: _____

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: <u>NIGEL WALWYN</u>   Dates of Board Service: <u>03-24-2014</u>
        Principal Occupation: <u>Managing Member/CEO</u>
        Employer: Dates of Service: <u>2014 - 2021</u>
        Employer's principal business: <u>Spirits supplier</u>

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

        Position: _____ Dates of Service: _____
        Position: _____ Dates of Service: _____
        Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

        Employer: _____
        Employer's principal business: _____
        Title: _____ Dates of Service: _____
        Responsibilities: _____

        Employer: _____
        Employer's principal business: _____
        Title: _____ Dates of Service: _____
        Responsibilities: _____

        Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities: _____

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: __NIGEL WALWYN_____

Title: __PRESIDENT_____ Dates of Service: _2014 - 2021_____

Responsibilities: __Create formulations and provide overall vision of the company's path._____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: _____ Dates of Service: _____

Responsibilities: _____

Position: _____ Dates of Service: _____

Responsibilities: _____

Position: _____ Dates of Service: _____

Responsibilities: _____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities: _____

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities: _____

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities: _____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who

is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
NIGEL WALWYN	1,222,000 Class A Units	100 %
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer. For a description of our business, please refer to attached Appendix A, Business Description and Plan.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Formulations have no patents. We may not be able to prevent unauthorized use of our trade secrets.
(2) The company is dependent on its management team (especially Mr. Walwyn).
(3) Our products contain real fruits which are subject to market forces that impact commodities.
(4) Scaling our business will depend on a subsequent round to raise capital for inventory production.
(5) The company can offer no guarantee that future results will conform to the projections.
(6) A variety of factors may cause our operating results to fluctuate significantly.
(7) There can be no assurances that our business model will be an accurate representation of future events.
(8) Significant increases in excise taxes on alcohol products may adversely affect our financial condition.
(9) The image and reputation of our products may be impacted jby various reasons including litigation.
(10) The company presently has limited operating capital and is dependent on receipt of proceeds from elsewhere.
(11) In order to achieve the company's goals the company will need to procure funds in addition to what was raised in this offering.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

THE OFFERING

9. What is the purpose of this offering?

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$	$
Less: Offering Expenses		
(A)		
(B)		
(C)		
Net Proceeds	$	$
Use of Net Proceeds		
(A)		
(B)		
(C)		
Total Use of Net Proceeds	$	$

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

11.   (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

(b) How will the issuer complete the transaction and deliver securities to the investors?

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.
14. Do the securities offered have voting rights?   ☐ Yes ☐ No
15. Are there any limitations on any voting or other rights identified above?   ☐ Yes ☐ No
Explain:_____
16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
Class B Units	200,000	184,000	☐ Yes ☒ No	☐ Yes ☐ No Specify: _____
Class A Units	2,300,000	1,222,000	☒ Yes ☐ No	☐ Yes ☐ No Specify: _____
Common Stock:			☐ Yes ☐ No	☐ Yes ☐ No Specify: _____
Debt Securities:			☐ Yes ☐ No	☐ Yes ☐ No Specify: _____
Other:				
_____			☐ Yes ☐ No	☐ Yes ☐ No Specify: _____
_____			☐ Yes ☐ No	☐ Yes ☐ No Specify: _____

Class of Security	**Securities Reserved for Issuance upon Exercise or Conversion**
Warrants:	
Options:	

Other Rights:

_____

_____

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☐ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

23. What are the risks to purchasers associated with corporate actions including:
   • additional issuances of securities,
   • issuer repurchases of securities,
   • a sale of the issuer or of assets of the issuer or
   • transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
ACE Loans	$ 167,725	7.5 %	03/10/2027	
Convertible Note	$ 20,000	10 %	09/01/2021	
	$ _____	_____ %		

25. What other exempt offerings has the issuer conducted within the past three years? No exempt offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
			$ _____	
			$ _____	
			$ _____	

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;   No

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;   No

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.   No

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
--------------------	------------------	---------------------	------------------
$			_____
$			_____
$			_____

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☒ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.   For a description of our financial condition, please refer to Appendix B.

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.
For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $107,000 or less:	☒ The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): o Total income o Taxable income; and o Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and ☐ Financial statements of the issuer and its predecessors, if any.	Financial statements must be certified by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.
(b) More than $107,000, but not more than $535,000:	☐ Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer

are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

(c) More than $535,000:	☐Financial statements of the issuer and its predecessors, if any.	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding:
		Financial statements must be **audited** by a public accoun tant that is independent of the issuer and must include a signed audit report.
		If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $535,000 but not more than $1,070,000:
		Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report.
		If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

> I, Nigel Walwyn, certify that:
>
> (1)   the financial statements of Caribbean Smooth, LLC included in this Form are true and complete in all material respects; and
>
> (2)   the tax return information of Caribbean Smooth, LLC included in this Form reflects accurately the information reported on the tax return for Caribbean Smooth, LLC filed for the fiscal year ended 2019.
>
>
> Managing Member/CEO

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:
    (i) Rule 2-01 of Regulation S-X or
    (ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

> 30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
>
> (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their pre decessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:
> > (i) in connection with the purchase or sale of any security? ☐ Yes ☐ No
> > (ii) involving the making of any false filing with the Commission?
> > ☐ Yes ☐ No
> > (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities ealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
> > ☐ Yes ☐ No

If Yes to any of the above, explain: _____

> (2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
> > (i) in connection with the purchase or sale of any security? ☐ Yes ☐ No;
> > (ii) involving the making of any false filing with the Commission?
> > ☐ Yes ☐ No
> > (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor

of purchasers of securities? ☐ Yes ☐ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

        (i) at the time of the filing of this offering statement bars the person from:
                (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☐ No
                (B) engaging in the business of securities, insurance or banking?

☐   Yes ☐ No
                (C) engaging in savings association or credit union activities?

☐   Yes ☐ No
        (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☐ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☐ No
        (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☐ No
        (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☐ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
        (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☐ No
        (ii) Section 5 of the Securities Act? ☐ Yes ☐ No

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☐ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☐ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☐ No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:
          (1) any other material information presented to investors; and
          (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

The issuer must continue to comply with the ongoing reporting requirements until:

    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)   The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

    (3)   The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

    (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5)   the issuer liquidates or dissolves its business in accordance with state law.

Financial Statements

Caribbean Smooth LLC
For the Years Ended December 31, 2020 and 2019

Balance Sheet

As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
5/3 Checking	1,521.99
5/3 Money Market	221.75
Wells Fargo Business Checking	566.88
Total Bank Accounts	**2,310.62**
Other Current Assets	
Inventory	14,941.23
Loan Costs	8,497.50
Total Other Current Assets	**23,438.73**
Total Current Assets	**25,749.35**
Fixed Assets	
Accumulated Amortization	-13,846.62
Start-Up Costs	28,756.97
Total Fixed Assets	**14,910.35**
TOTAL ASSETS	**$ 40,659.70**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AA Advantage Credit Card	-176.24
Total Credit Cards	**-176.24**
Total Current Liabilities	**-176.24**
Long-Term Liabilities	
Convertible Loan – S. Cooper	20,000.00
Notes Payable	178,007.64
Total Long-Term Liabilities	**198,007.64**
Total Liabilities	**197,831.40**
Equity	
Members' Equity	-151,081.50
Net Income	-6,090.20
Total Equity	**-157,171.70**
TOTAL LIABILITIES AND EQUITY	**$40,659.70**

Profit and Loss

January – December 2020

	Total
INCOME	
Other Income	8,815.00
Sales	5,961.60
Uncategorized Income	430.00
Total Income	**15,206.60**
COST OF GOODS SOLD	
Cost Of Goods Sold	8,799.75
Total Cost of Goods Sold	**8,799.75**
GROSS PROFIT	**6,406.85**
EXPENSES	
Advertising	298.95
Bank Charges	162.00
Insurance	1,273.25
Interest Expense	00.00
Legal & Professional Fees	2,562.91
Office Expenses	1,688.08
Promotional	2,155.28
Rent or Lease	400.00
Stationery & Printing	20.13
Supplies	1,245.80
Taxes & Licenses	284.72
Telephone	769.96
Internet	1,031.63
Utilities	61.66
Warehouse	543.50
Total Expenses	**12,497.87**
NET OPERATING INCOME	**-6,091.02**
OTHER INCOME	
Interest Earned	0.82
Total Other Income	**0.82**
NET OTHER INCOME	**0.82**
NET INCOME	**$ -6,090.20**

Changes in Members' Equity

January - December 2020

	Members' Equity
BALANCE AT DECEMBER 31, 2019	**-156,481.50**
Net gain	5,400.00
BALANCE AT DECEMBER 31, 2020	**$-151,081.50**

Statement of Cash Flows

January – December 2020

	Total
OPERATING ACTIVITIES	
Net Income	-6,090.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Inventory	8,799.75
AA Advantage Credit Card	-176.24
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**8,623.51**
Net cash provided by operating activities	**2,533.31**
FINANCING ACTIVITIES	
Notes Payable	-16,503.65
Members' Equity	5,400.00
Net cash provided by financing activities	**-11,103.65**
NET CASH INCREASE FOR PERIOD	**-8,570.34**
Cash at beginning of period	10,880.96
CASH AT END OF PERIOD	**$ 2,310.62**

Balance Sheet

As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
5/3 Checking	2,514.75
5/3 Money Market	8,169.33
Wells Fargo Business Checking	196.88
Total Bank Accounts	**10,880.96**
Other Current Assets	
Inventory	23,740.98
Loan Costs	8,497.50
Total Other Current Assets	**32,238.48**
Total Current Assets	**43,119.44**
Fixed Assets	
Accumulated Amortization	-13,846.62
Start-Up Costs	28,756.97
Total Fixed Assets	**14,910.35**
TOTAL ASSETS	**$58,029.79**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Convertible Loan – S. Cooper	20,000.00
Notes Payable	194,511.29
Total Long-Term Liabilities	**214,511.29**
Total Liabilities	**214,511.29**
Equity	
Members' Equity	-89,861.40
Net Income	-66,620.10
Total Equity	**-156,481.50**
TOTAL LIABILITIES AND EQUITY	**$58,029.79**

Profit and Loss

	Total
INCOME	
Sales	33,743.83
Total Income	**33,743.83**
COST OF GOODS SOLD	
Cost Of Goods Sold	28,232.52
Total Cost of Goods Sold	**28,232.52**
GROSS PROFIT	**5,511.31**
EXPENSES	
Advertising	1,444.12
Bank Charges	350.65
Charitable Donations	150.00
Cost of Labor	276.62
Dues & Subscriptions	153.03
Equipment	103.67
Insurance	3,990.35
Interest Expense	18,830.75
Legal & Professional Fees	3,708.33
Meals and Entertainment	1,900.59
Office Expenses	261.97
Promotional	9,539.64
Rent or Lease	9,281.00
Research & Development	465.75
Shipping, Freight & Delivery	422.23
Supplies	2,750.20
Taxes & Licenses	641.68
Telephone/Internet	2,755.16
Travel	7,364.27
Travel Meals	106.20
Utilities	873.29
Warehouse	1,928.25
Total Expenses	**67,297.75**
NET OPERATING INCOME	**-61,786.44**
OTHER INCOME	
Interest Earned	29.35
Total Other Income	**29.35**
OTHER EXPENSES	
Amortization Expense	4750.00
Miscellaneous	113.01
Total Other Expenses	**4863.01**
NET OTHER INCOME	**-4833.66**
NET INCOME	**$ -66,620.10**

Changes in Members' Equity

January - December 2019

	Members' Equity
BALANCE AT DECEMBER 31, 2018	**$-89,861.40**
Net loss	-66,620.10
BALANCE AT DECEMBER 31, 2019	**$-156,481.50**

Statement of Cash Flows

January - December 2019

	Total
OPERATING ACTIVITIES	
Net Income	-66,620.10
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	28,232.52
Accumulated Amortization	4,750.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**32,982.52**
Net cash provided by operating activities	**-33,637.58**
FINANCING ACTIVITIES	
Notes Payable	-1,418.05
Net cash provided by financing activities	**-1,418.05**
NET CASH INCREASE FOR PERIOD	**-35,055.63**
Cash at beginning of period	45,936.59
CASH AT END OF PERIOD	**$10,880.96**

1. **Summary of Significant Accounting Policies**

The Company
Caribbean Smooth, LLC (the Company) was founded in the state of Georgia in March 2014. The Alcohol Tobacco Trade and Tax Bureau issued Caribbean Smooth a Federal Basic Permit in August 2014 allowing the company to conduct business in the alcohol industry as a supplier. This license allows the company to buy and resell spirits to other wholesalers/distributors in the United States and its territories.

During 2018, 2019, and 2020 the company successfully tested the Georgia, Alabama & Caribbean markets, selling 3,000 cases during a 24-month time frame. During this time, the company serviced a $221,000 through an SBA loan program and raised an additional $46,000 through crowdfunding and personal savings to build the business and complete our first production run for the proof of concept.

Sales dropped off significantly in 2019 and 2020 following the conclusion of our market test and as inventory, money and overall cash flow ran low.

Fiscal Year
The company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

Risk and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, global competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, and 2019, the Company is operating as a going concern.

1. Summary of Significant Accounting Policies (Continued)

Accounts Receivables

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment 30-90 days after deliverables. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. As of December 31, 2020, and 2019 the Company had $0 in accounts receivables.

Inventory

Inventories are stated at cost. At December 31, 2020, the balance of inventory related to finished goods was $14,931. At December 31, 2019 the balance of inventory related to finished goods was $23,741.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Intangible Assets

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

1. Summary of Significant Accounting Policies (Continued)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Income Taxes
The Company has elected to be treated as a partnership for federal income tax purposes. Pursuant to the Internal Revenue Code, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal or State income taxes.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2020, and 2019 the Company had recognized sales of $5,962 and $33,744, respectively.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Convertible Notes

The Company has issued one promissory note. In 2014, a promissory note was issued for a total of $20,000, with 10% APR and maturity date extended to 2021.

4. Equity

The Company has authorized 2,500,000 units of which 2,300,000 shall be designated voting Class A Units and (ii) 200,000 shall be designated non–voting Class B Units. The Board of Managers, shall have the authority without Member action to issue all authorized but unissued Units for such consideration as the Board of Managers deems appropriate. Any increase of the maximum number of Units that may be issued by the Company shall require a majority vote of the issued and outstanding Class A Units (including the vote of the Investors voting as a separate class). A total of 1,406,000 Class A and Class B units have been issued at December 31, 2020.

5. **Note Payable**

After inception, Access to Capital for Entrepreneurs provided an SBA(7a) loan to the Company valued at $178,008 and $194,511 as of December 31, 2020 and 2019 respectively. Interest is accrued annually at the applicable federal rate. There are minimum monthly payments of $2,934 and maturity date of March 2027.

6. **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on March 24, 2014 and has established and presence and operations in the United States and overseas. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7. **Subsequent Events**

The Company has evaluated subsequent events through September 9, 2020, the date through which the financial statement was available to be issued. The company has minimized operations in calendar year 2021 due to the COVID-19 pandemic, while raising capital to go to market. There are no additional events that require additional disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Caribbean Smooth manufactures and markets Ou-Oui! Premium Liqueur. Created in the back yards of the Caribbean, we are bringing a REAL taste of the islands to the world. Much like how White Claw has proven that demand for a more drinkable spirit exists, Ou-Oui! is delivering a better tasting, more authentic, ready to drink and ready to mix alternative.
Positioned to become an early acquisition target after achieving annual sales of 150,000+ cases and $18 million in revenues. Distribution in 35 U.S. states and about 25 countries.
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Caribbean Smooth, LLC was incorporated in the State of Georgia in March 2014.

Since then, we have:

3000 cases sold during our test period in more than 200 accounts in three test markets.

- Proven model repeated reorders in key accounts during test period.

- Seasoned management team. Entrepreneurs. Diageo, Brown Forman, Heineken, Cruzan Rum success stories.

- Distribution already secured in US and internationally in 6 markets to start global launch in 2022.

- $86 billion global liqueur market in 2018. 1.8% CAGR between 2020 - 2025.

- Strategic partnership FL. Distillers 4 years. Pending relationship MHW: helped Casamigos $1B exit.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $15,207 compared to the year ended December 31, 2019, when the Company had revenues of $33,744. Our gross margin was 42.26% in fiscal year 2020, compared to 16.33% in 2019.

- *Assets.* As of December 31, 2020, the Company had total assets of $40,660 including $2,311 in cash. As of December 31, 2019, the Company had $58,030 in total assets, including $10,881 in cash.

- *Net Loss.* The Company has had net losses of $6,090 and net losses of $66,621 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $197,831 for the fiscal year ended December 31, 2020 and $214,511 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $221,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Caribbean Smooth, LLC cash in hand is $59,845, as of April 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $924/month, for an average burn rate of $924 per month. Our intent is to be profitable in 18 months.

We have depleted our inventory that's available to our distributors and we are now focused on raising the next round for our next production run in 2021. Our sales and operations slowed down significantly in 2019 as our inventory declined toward the end of our market test and our operations were negatively impacted by the pandemic.

Due to the pandemic we will not have any additional revenues until we produce new inventory in 2021. Our expenses will remain low (under $4000/month) over the next 6 months as we maintain minimal operations while we continue our capital raise with investors.

We are in talks with accredited investors to secure capital specifically for the production of new inventory for our global launch in 2021 and to scale the company.

Customers responded very positively to our limited but focused marketing campaigns. Every weekend for 18 plus months our ambassadors would engage consumers with samples of our liqueurs and signature cocktails at events. A 12 month period of the campaign led to key accounts placing reorders at various levels. 10 accounts reordered 20 and 50 case deals repeatedly.

- Peak reorder rate in 2018: 28%

- Our top 10 Account Reorders: 29

- Our top 60 Account Reorders: 98

- Total cases sold during test period: 3000 cases